Exhibit 99.1

PEMBINA PIPELINE CORPORATION

Annual Meeting of Shareholders

May 8, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 8, 2015 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 19, 2015 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon		Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.	The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed:
(a) Anne-Marie N. Ainsworth		Approved	99.64% (150,478,901)	0.36% (545,190)
(b) Grant D. Billing		Approved	96.07% (145,085,852)	3.93% (5,938,239)
(c) Michael H. Dilger		Approved	99.32% (149,996,536)	0.68% (1,027,555)
(d) Randall J. Findlay		Approved	97.55% (147,321,634)	2.45% (3,702,457)
(e) Lorne B. Gordon		Approved	95.77% (144,634,558)	4.23% (6,389,533)
(f) Gordon J. Kerr		Approved	96.48% (145,710,490)	3.52% (5,313,601)
(g) David M.B. LeGresley		Approved	99.11% (149,673,370)	0.89% (1,350,721)
(h) Robert B. Michaleski		Approved	99.39% (150,097,558)	0.61% (926,533)
(i) Leslie A. O'Donoghue		Approved	95.32% (143,948,633)	4.68% (7,075,458)
(j) Jeffrey T. Smith		Approved	99.37% (150,067,997)	0.63% (956,094)
2.	The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors' remuneration.	Approved (by a show of hands)	N/A	N/A
3.	The ordinary resolution approving and adopting the increase to the common shares reserved for issuance under the Corporation's stock option plan, as set out in the Information Circular.	Approved	83.47% (126,065,388)	16.53% (24,963,845)
4.	The ordinary resolution approving and adopting a new rule for issuing stock options and related amendments to the Corporation's stock option plan, as set out in the Information Circular.	Approved	84.91% (128,235,770)	15.09% (22,794,295)
5.	The advisory vote on the Corporation's approach to executive compensation.	Approved	93.86% (141,751,537)	6.14% (9,278,650)